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                                                                    Exhibit 99.7

                                 [PROLOGIS LOGO]


Dear ProLogis Shareholder:

We are pleased to offer our shareholders and other eligible persons the opportunity to invest in ProLogis common shares economically and conveniently through our 1999 Dividend Reinvestment and Share Purchase Plan (the "Plan").
A Plan prospectus has been enclosed for your review. The following highlights of the Plan are qualified by reference to the complete Plan prospectus.

    o Distributions on Prologis common shares may be reinvested in common shares at a 2% discount to market (subject to change at ProLogis' discretion) if such shares are purchased directly from Prologis. This is an excellent way to economically and conveniently increase your position in ProLogis.

    o You have the flexibility to reinvest all or only some of your ProLogis distributions.

    o Optional cash purchases, from $200 up to $10,000 per month, will be made at a 2% discount to market (subject to change at ProLogis' discretion) if such shares are purchased directly from Prologis.

    o You can authorize monthly "automatic investments" in ProLogis through the pre-authorized transfer of funds from your checking or savings account.

    o The Plan has a waiver option that allows participants to exceed the $10,000 per month limitation at ProLogis' discretion.

    o To simplify your record keeping, you may deposit your common share certificates with EquiServe and have your ownership maintained by them as part of your account.

    o Registered shareholders can review their account information online anytime at http://gateway.equiserve.com. This includes information on Plan participation. Copies of the Plan prospectus can also be reviewed at this site.

Please see the Plan prospectus for details on the optional cash investment dates each month for the remainder of 2002 through 2004 (Exhibit A) and for details on the $10,000 per month limitation. The Plan prospectus also includes details on the procedures to follow to request a waiver of the $10,000 limitation and identifies the optional cash investment and due dates for the remainder of 2002 through 2004 for purchases made under the waiver program (Exhibit B).

After reviewing the Plan prospectus, if you would like to participate, please complete the appropriate sections of the Shareholder Authorization Form and return it in the enclosed envelope to EquiServe. If you have questions regarding the Plan, we encourage you to contact EquiServe at 1-800-956-3378.

We hope that you find the ProLogis 1999 Dividend Reinvestment and Share Purchase Plan an effective tool for meeting your investment objectives as they relate to your share position in ProLogis.

Sincerely,




K. Dane Brooksher
Chairman and CEO